UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIVID LEARNING SYSTEMS, INC.

(Name of the Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

___92853R105____________

(CUSIP Number of Class of Securities)

Matthew J. Hammer
President and Chief Executive Officer
5728 Bedford Street
Pasco, Washington 99301
(509) 545-1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:
Thomas A. Sterken, Esq.
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101
(206) 623-1900

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an informative statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934
☐	The filing of a registration statement under the Securities Act of 1933
☐	A tender offer
☐	None of the above

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee
Transaction Value(1)	Amount of Filing Fee(2)
$23,465	$4.69

(1) For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $23,468 by the Issuer in lieu of fractional shares immediately following a 1-for-1,000 reverse stock split to holders of fewer than 1,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.60 per pre-split share and 39,113 pre-split shares, the estimated aggregate number of shares held by such holders.

(2) Determined pursuant to Rule 0-11(b)(1) as the product of $23,468 and one-fiftieth of 1%.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Form of Registration No.:  Schedule 13E-3
Filing Party:  Vivid Learning Systems, Inc.
Date Filed:  August 6, 2009

TABLE OF CONTENTS

Item Number		Page

	Information Statement To Shareholders — Reverse/Forward Stock Split And Going Private Transaction	1
	Forward-Looking Statements	2
1	Summary Term Sheet	2
2	Subject Company Information	5
3	Identity And Background Of The Filing Person	6
4	Terms of the Transaction	8
5	Past Contacts, Transactions, Negotiations and Agreements	12
6	Purposes of the Transaction and Plans or Proposals	12
7	Purposes, Alternatives, Reasons and Effects	15
8	Fairness of the Transaction	21
9	Reports, Opinions, Appraisals and Negotiations	23
10	Source and Amounts of Funds or Other Consideration	23
11	Interest in Securities of the Subject Company	24
12	The Solicitation or Recommendation	25
13	Financial Statements	25
14	Persons/Assets, Retained, Employed, Compensated Or Used	33
15	Additional Information	33
16	Exhibits	33

i

VIVID LEARNING SYSTEMS, INC.
5728 BEDFORD STREET
PASCO, WASHINGTON 99301
(509) 545-1800

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Vivid Learning Systems, Inc. (the “Company”)

INFORMATION STATEMENT TO SHAREHOLDERS —
REVERSE/FORWARD STOCK SPLIT AND GOING PRIVATE TRANSACTION

The Board of Directors of Vivid Learning Systems, Inc., a Washington corporation (the “Company” or “we”), (the “Board”) unanimously adopted resolutions to amend the Company’s Articles of Incorporation (the “Articles of Incorporation”) to effect a reverse stock split of the Company’s no par value common stock (“Common Stock”) followed immediately by a forward stock split of the Common Stock (the “Reverse/Forward Stock Split”) as of August 10, 2009 (the “Record Date”). The resolutions adopted by the Board give us the authority to file Articles of Amendment to the Articles of Incorporation (the “Articles of Amendment”). The Articles of Amendment will be filed with the Secretary of State of the State of Washington on or after August 27, 2009 and will become effective immediately thereafter (the “Effective Time”). As a result of the Reverse/Forward Stock Split, as described in more detail below, shareholders owning fewer than 1,000 shares of our Common Stock will be cashed out at a price of $0.60 per share, and the holdings of all other shareholders will remain unchanged.

The intended effect of the Reverse/Forward Stock Split is to reduce the number of record holders of our Common Stock to fewer than 300 so that we will be eligible to terminate the public registration of our Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately after the Reverse/Forward Stock Split is completed, we will file to deregister our Common Stock with the Securities and Exchange Commission (the “Commission”) and to terminate the listing of shares of our Common Stock on the OTC Bulletin Board. We will in such case no longer be required to file periodic reports with the Commission.

NO SHAREHOLDER VOTE, CONSENT OR APPROVAL OF THE TRANSACTION IS REQUIRED UNDER WASHINGTON LAW.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Reverse/Forward Stock Split is comprised of a reverse stock split (the “Reverse Split”) pursuant to which each 1,000 shares of Common Stock registered in the name of a shareholder immediately prior to the effective time of the Reverse Split will be converted into one share of Common Stock, followed immediately by a forward stock split (the “Forward Split”), pursuant to which each share of Common Stock outstanding upon consummation of the Reverse Split will be converted into 1,000 shares of Common Stock. Interests in fractional shares owned by shareholders owning fewer than 1,000 shares of Common Stock, whose shares of Common Stock would be converted into less than one share in the Reverse Split, will instead be converted into the right to receive a cash payment of $0.60 per share owned by such shareholders prior to the Reverse Split. However, if a registered shareholder holds 1,000 or more shares of Common Stock in his or her account immediately prior to the effective time of the Reverse Split, any fractional share in such account resulting from the Reverse Split will not be cashed out and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split.

We intend for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures, and shareholders holding shares in street name should contact their nominees. A shareholder holding fewer than 1,000 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct his, her or its nominee to transfer such shareholder’s shares into a record account in such shareholder’s name in a timely manner to ensure that such shareholder will be considered a holder of record prior to the Effective Time of the Reverse/Forward Stock Split. A shareholder holding fewer than 1,000 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may not have his, her or its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, a shareholder’s shares may not be cashed out if such shareholder’s nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to Continental Stock Transfer & Trust Company, our exchange agent (the “Exchange Agent”).

We have included in Annex C hereto, for all shareholders with stock certificates representing rights to receive cash payments, a letter of transmittal to be used to transmit their Common Stock certificates to the Exchange Agent. Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Exchange Agent, each shareholder entitled to receive payment will receive a check for such shareholder’s stock. In the event we are unable to locate certain shareholders or if a shareholder fails properly to complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such holders pursuant to the Reverse/Forward Stock Split will be retained by the Company in its general assets, without any escrow account or other segregated account, until a proper claim is made, subject to applicable abandoned property laws.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar expressions identify forward-looking statements, which speak only as of the date of this Information Statement. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those made in, contemplated by, or underlying the forward-looking statements. For these reasons, you should not place undo reliance on any forward-looking statements included in this Information Statement.

Item 1.  Summary Term Sheet

SUMMARY OF TERMS OF REVERSE/FORWARD STOCK SPLIT

The following is a summary of the material terms of the Articles of Amendment, the Reverse/Forward Stock Split and the other transactions contemplated in connection with the Reverse/Forward Stock Split.

This Information Statement contains a more detailed description of the terms of the Articles of Amendment and the Reverse/Forward Stock Split. We encourage you to read the entire Information Statement and each of the documents that we have attached as an Annex to this Information Statement carefully.

•
The Board has adopted resolutions authorizing a 1-for-1,000 Reverse Split of our Common Stock, followed immediately by a 1,000-for-1 Forward Split of our Common Stock. See also the information under the captions “Terms of the Transaction,” “Purposes of the Transaction and Plans or Proposals,” “Purposes, Alternatives, Reasons and Effects” and “Fairness of the Transaction” in this Information Statement.

•
The Board has determined that the Reverse/Forward Stock Split is fair to and in the best interest of all of our unaffiliated shareholders, including those shareholders owning shares being cashed out pursuant to the Reverse/Forward Stock Split and those who will retain an equity interest in our Company subsequent to the consummation of the Reverse/Forward Stock Split. See also the information under the caption “Fairness of the Transaction” in this Information Statement.

•
The Reverse/Forward Stock Split and purchase of the fractional shares created by the Reverse Split, does not require the vote or approval of the Company’s shareholders under the Washington Business Corporation Act. The shares of issued and outstanding Common Stock held by our directors and executive officers represent approximately 36% of our voting power. See also the information under the caption “Terms of the Transaction — No Shareholder Vote Required” and “The Solicitation or Recommendation” in this Information Statement.

•
When the Reverse/Forward Stock Split becomes effective, if you hold at least 1,000 shares of Common Stock, the number of shares of Common Stock that you hold will not change, and you will not receive any cash payments. You will not need to take any action, including exchanging or returning any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates. See also the information under the caption “Terms of the Transaction” in this Information Statement.

•
When the Reverse/Forward Stock Split becomes effective, if you hold fewer than 1,000 shares of Common Stock, you will receive a cash payment of $0.60 per pre-split share. As soon as practicable after the Effective Time, you will be notified and asked to surrender your stock certificates to the Exchange Agent. Upon receipt of your stock certificates by the Exchange Agent, you will receive your cash payment. See also the information under the caption “Terms of the Transaction” in this Information Statement.

•
The Reverse/Forward Stock Split will not affect the outstanding stock options whether exercisable or unexercisable, granted under our stock option plan and holders of options will, following the Reverse/Forward Stock Split, continue to hold options for the same number of shares of Common Stock at the same exercise price and other terms as they currently do. See also the information under the caption “Terms of the Transaction” in this Information Statement.

•
The Reverse/Forward Stock Split is not expected to affect our current business plan or operations, except for the anticipated cost and management time savings associated with termination of our obligations as a public company. See also the information under the captions “Purposes of the Transaction and Plans or Proposals,” “Purposes, Alternatives, Reasons and Effects” and “Additional Information” in this Information Statement.

•
When the Reverse/Forward Stock Split becomes effective, we will be eligible to cease filing periodic reports with the Commission and we intend to cease public registration and terminate the listing of our Common Stock on the OTC Bulletin Board. See also the information under the captions “Purposes of the Transaction and Plans or Proposals” and “Purposes, Alternatives, Reasons and Effects” in this Information Statement.

•
The Board has determined that, in its opinion, the Reverse/Forward Stock Split is fair, from a financial point of view, to holders of shares of the Company’s Common Stock who will receive cash payments for their pre-split shares and will not be continuing shareholders of the Company. No independent fairness opinion has been obtained from an investment banker or other third party. See also the information under the caption “Fairness of the Transaction” in this Information Statement.

•
For those shareholders who receive a cash payment in the Reverse/Forward Stock Split and cease to hold, either directly or indirectly, shares of post-split Common Stock, you will need to recognize a gain or loss for federal income tax purposes for the difference between the amount of cash received and the aggregate tax basis in your shares of Common Stock. For those shareholders that retain Common Stock incident to the Reverse/Forward Stock Split, you will not recognize any gain or loss for federal income tax purposes. See also the information under the caption “Purposes, Alternatives, Reasons and Effects — Federal Income Tax Consequences of the Reverse/Forward Stock Split” in this Information Statement. You are urged to consult with your own tax advisor regarding the tax consequences of the Reverse/Forward Stock Split in light of your own particular circumstances.

•
You have the right to dissent from the Reverse/Forward Stock Split and obtain payment of the fair value of their shares of Common Stock under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Appendix B to this Information Statement. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “Terms of the Transaction — Appraisal Rights” beginning on page 10 of this Information Statement.

•
We have the financial resources to complete the Reverse/Forward Stock Split. However, if on the date immediately preceding the Effective Time, we believe that the cash required to pay for the Reverse/Forward Stock Split exceeds our reasonable estimate of the amount of cash necessary to consummate the Reverse/Forward Split, as a result of shareholders’ exercise of appraisal rights or otherwise, the Board reserves the right not to effect the Reverse/Forward Stock Split. See also the information under the caption “Source and Amounts of Funds or Other Consideration” in this Information Statement.

In general, the Reverse/Forward Stock Split can be illustrated by the following examples:

Hypothetical Scenario	Results

Shareholder A is a registered shareholder who holds 999 shares of Common Stock in his account prior to the Reverse/Forward Split.
Instead of receiving a fractional share of Common
Stock immediately after the Effective Time of the Reverse/Forward Stock Split, Shareholder A’s shares will be converted into the right to receive cash in the amount of $599.40 ($0.60 x 999 shares).

Note: If Shareholder A wants to continue his investment in us, he can, prior to the Effective Time, buy at least 1 more share, and hold them in his account. Shareholder A would have to act sufficiently in advance of the Reverse/Forward Stock Split so that the purchase is completed and the additional shares are credited in his account by the close of business (eastern daylight time) on the Effective Time.

Shareholder B is a registered shareholder who holds 1,000 shares of Common Stock in her account prior to the Reverse/Forward Stock Split.	After the Effective Time of the Reverse/Forward Stock Split, Shareholder B will continue to hold all 1,000 shares of Common Stock.

Shareholder C holds less than 1,000 shares of Common Stock in a brokerage account as of the Effective Time.
The Company intends for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures and shareholders holding Common Stock in street name should contact their nominees. A shareholder holding fewer than 1,000 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct his, her or its nominee to transfer such shareholder's shares into a record account in such shareholder's name in a timely manner to ensure that such shareholder will be considered a holder of record prior to the Effective Time of the Reverse/Forward Stock Split. A shareholder holding fewer than 1,000 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may not have his, her or its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, a shareholder's shares may not be cashed out if such shareholder's nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

Item 2.  Subject Company Information

(a)           Name and Address. Vivid Learning Systems, Inc. is the subject company. Its principal executive office is located at 5728 Bedford Street, Pasco, Washington 99301 and its telephone number is (509) 545-1800.

(b)           Securities. As of June 30, 2009, there were 13,272,165 outstanding shares of common stock, no par value of the Company (“Common Stock”).

(c)           Trading Market and Price. The Company’s Common Stock is traded on OTC Bulletin Board under the symbol “VVDL.”

The following is a schedule of the reported high and low closing bid quotations per share for our Common Stock during the period from June 30, 2007 through June 30, 2009, all of which quotations represent prices between dealers, do not include retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

	Bid Quotations (rounded to nearest cent)

CY 2009	High	Low
2nd Quarter	$0.24	$0.13
1st Quarter	$0.50	$0.03

CY 2008	High	Low
4th Quarter	$0.20	$0.05
3rd Quarter	$0.20	$0.16
2nd Quarter	$0.28	$0.15
1st Quarter	$0.30	$0.18

CY 2007	High	Low
4th Quarter	$0.28	$0.23
3rd Quarter	$0.40	$0.16

The source of the foregoing quotations was Bloomberg, L.P. and FactSet Research.

On August 5, 2009, the last trading day prior to the initial announcement of the Reverse/Forward Stock Split, our Common Stock was not traded. The closing price on the last trading day our Common Stock was traded, July 28, 2009, was $0.18. On August _____, 2009, the last practicable trading day prior to the date this Information Statement was mailed to shareholders, our Common Stock’s closing price was $_________.

See also information under the caption “Financial Statements Selected Historical Financial Data” in this Information Statement.

We have not paid or declared any dividends on our Common Stock since inception. Any future declaration and payment of cash dividends will be subject to the discretion of the Board, and will depend upon our results of operations, financial condition, cash requirements, future prospects, changes to tax legislation, and other factors deemed relevant by our Board. We do not intend to pay cash dividends on our Common Stock in the immediate future.

During the 12 months ended June 30, 2009, our stock traded infrequently, with reported trades occurring on only 100 days, and with an average daily trading volume of 21,234 shares for such 12-month period.

(d)           Dividends. No dividends have been paid by the Company on its Common Stock during the past two years.

(e)           Prior Public Offerings. The Company has not made any underwritten public offerings for cash that were registered under the Securities Act of 1933 or exempt from or registered under Regulation A in the past three years.

(f)           Prior Stock Purchases. On May 1, 2004, the Company acquired ImageWorks Digital Media Group, Inc. (“IMG”) through a share exchange agreement with the former owners. The Company issued as part of the original acquisition 100,000 shares of the Company’s common stock to the former owners of IMG. The share exchange agreement provided that if said shares did not achieve a certain public market value as of May 24, 2008, the former owners could request the Company to repurchase their shares. At the request of the former owners the shares certificates were repurchased by the Company on October 24, 2008 for $3.00 per share, the repurchase price fixed in the 2004 agreement. Other than this stock purchase, the Company has not made any stock purchases in the past two years.

See also “Fairness of the Transaction” and “Financial Statements” below for additional information.

Item 3.  Identity and Background of the Filing Person

(a)           Name and Address. Vivid Learning Systems, Inc., the subject company, is the filing person of this Schedule 13E-3. The business office address for the Company is 5728 Bedford Street, Pasco, Washington 99301 and the business telephone number for the Company is (509) 545-1800. The directors of the Company are: Robert L. Ferguson, Edward C. Reinhart, Diehl R. Rettig, William N. Lampson, David S. Lippes, and Andrew Thoresen (Chairman). The executive officers of the Company are Mr. Hammer (President and Chief Executive Officer) and Rabindra Nanda (Chief Operating Officer). Robert M. Blodgett served as Chief Financial Officer, Treasurer and Secretary until his death in June 2009. The Company is in the process of filling the vacancies created by Mr. Blodgett’s death. The address of each officer and director is 5728 Bedford Street, Pasco, Washington 99301.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons. With respect to each current officer and director of the Company:

Robert L. Ferguson (age 76) served as Chairman of the Board of Directors from 2003 to March 2008 and has been a Director since 2003. Mr. Ferguson has over 50 years of management and technical experience in the government and private sectors. Mr. Ferguson serves on various boards including publicly traded Perma-Fix Environmental Services, Inc. (trading symbol PESI). He founded Columbia Nuclear International LLC, a consulting services firm in January 2007. Mr. Ferguson served as CEO and Chairman of the Board of Directors of Nuvotec USA, Inc. (majority shareholder of Vivid Learning Systems until June 2007) which provided consulting services and waste management services via its subsidiary Pacific EcoSolutions, Inc., from August 2004 to June 2007. He served as CEO and Chairman of the Board of Nuvotec, Inc. from 1998 to 2005. He served as Chairman of the Board of Technical Resources International, Inc. from 1995 to 1998; which provided consulting services in the nuclear energy and environmental clean up areas. Mr. Ferguson served as corporate VP for Science Applications International Corporation from 1991 to 1995. Mr. Ferguson was the president of R.L. Ferguson & Associates, Inc. from 1985 to 1991, which provided management and technical services to government and industry. He served as the Chairman of the Board for UNC Nuclear Industries, Inc. from 1983 to 1985; which operated the Department of Energy nuclear reactor and fuel fabrication facilities at Hanford, Washington. He served as CEO for Washington Public Power Supply System from 1980 to 1983, which included the activation of one nuclear power plant, the deactivation of two nuclear power plants and the termination of two other nuclear power plants. He served in various roles for the U.S. Department of Energy from 1960 to 1980, including Deputy Assistant Secretary of the Nuclear Reactor Programs. Mr. Ferguson was a founder of Columbia Trust Bank, and has been a director since 1996. Mr. Ferguson earned his B.S. in Physics from Gonzaga University.

Edward C. Reinhart (age 38) has served on the Board since January 2008 . Mr. Reinhart is Senior Vice President of Capital Advisors Wealth Management, a firm based in Yakima, Washington. Mr. Reinhart holds the designation of Certified Investment Management Analyst and works on the investment team of his firm to develop and guide its overall investment philosophy. Mr. Reinhart is also an approved Fundamental Choice Portfolio Manager with Wachovia Securities Financial Network. Mr. Reinhart is a member of Sunrise Rotary and active on several non-profit boards throughout the Yakima Valley. Mr. Reinhart earned his B.A. in English and Finance from Washington State University in 1993.

Diehl R. Rettig (age 66) has served as a Director since June 2007. Diehl R. Rettig is the senior partner of Rettig Osborne Forgette, LLP, a law firm based in Kennewick, Washington, and has been in private practice in the community since 1970. Mr. Rettig is very active in community activities. Mr. Rettig received a Bachelor of Commercial Science degree from Seattle University in 1965 with a major in accounting and a Juris Doctor degree from Gonzaga Law School in 1969 where he graduated cum laude. He was a member of the Gonzaga Law Review Editorial Board and S.B.A. President in 1969. Mr. Rettig also served as Bailiff in the United States District Court for the Eastern District of Washington for the Honorable Charles L. Powell, deceased, from 1968 to 1969 and as a law clerk to Judge Powell from 1969 to 1970. Mr. Rettig was President of the Benton-Franklin Counties Bar Association in 1979 and in that year became an A.V. rated lawyer, the 1st year of his eligibility. Mr. Rettig has been a fellow in the American College of Trial Lawyers since 1994 and designated a “Super Lawyer” every year since the inception of “Super Lawyer” rating program. Mr. Rettig has been an active trial attorney in the Eastern and Western United States District Courts since admitted to practice in the Eastern District in 1970 and in the Western District in 1971. Mr. Rettig was also admitted to practice in the Ninth Circuit in 1981, and is currently serving a three year term as a Lawyer Representative to the 9th Circuit Judicial Conference from the Eastern District of Washington.

William N. Lampson (age 59) has served as a Director since September 2004. Since 1980 Mr. Lampson has been President and CEO of Lampson International, LLC and affiliate companies in the heavy hauling, rigging, and manufacturing business. In addition, he has served as Vice Chairman of the Board of Nuvotec USA, Inc. (the Company’s parent company) since 2004, the Chairman of the Board of Columbia Trust Bank since 1996, and owner and director of Columbia Basin Racquet Club since 1990 and owner and director of Life Quest Health Systems since 1998. Mr. Lampson graduated from Gonzaga University with a degree in Business Administration.

Andrew Thoresen (age 65) has served as a Director since October 2003 and Chairman of the Board since March 2008. Mr. Thoresen was a co-owner and Chief Financial Officer of HRnovations, Inc. from 1993 through December 31, 2007. Mr. Thoresen was the CFO and co-owner of R.L. Ferguson & Associates, Inc. from 1985 to 1993, which provided management and technical services to government and industry. He served as the Financial Administrator and Assistant to the Chairman of the Board for UNC Nuclear Industries, Inc. from 1983 to 1985; which operated the Department of Energy nuclear reactor and fuel fabrication facilities at Hanford, Washington. He served in various management roles for the Washington Public Power Supply System from 1974 to 1983. He was employed as an accountant at Ernst & Ernst from 1969 to 1974. Mr. Thoresen earned his B.A. degree in Accounting from the University of Washington.

David Lippes (age 41) has served as a Director since March 2009. Mr. Lippes is the founder, Chairman and CEO of TiSport, LLC. Under the TiLite Brand, TiSport designs, manufactures and markets ultralight, custom-fitted manual wheelchairs. TiLite products are sold in 29 countries worldwide, including the United States, Canada, Asia, South America and the Middle East. TiSport also manufactures a broad range of titanium products for the medical, commercial and sports markets. Prior to founding TiSport, Mr. Lippes was an associate with the law firm of Stroock & Stroock & Lavan in New York, New York and Los Angeles, California, where he specialized in securities transactions, mergers and acquisitions and general corporate law. Mr. Lippes serves on the board of various community organizations including the Three Rivers Community Foundation, Kadlec Health Systems and TRIDEC. Mr. Lippes received his B.A. degree in Political Science from the University of Vermont in 1989 and his J.D. from Georgetown University Law Center in 1992.

Matthew J. Hammer (age 44) has served as Vivid’s Chief Executive Officer since mid-September 2007. He served as Vivid’s Chief Operating Officer from July 2005 to February 2007. Mr. Hammer co-founded ImageWorks, a media development company, in 1994. In 2004, ImageWorks was purchased by Vivid Learning Systems. Mr. Hammer’s primary responsibility for Vivid and ImageWorks are business development and client services. Mr. Hammer has a B.A. degree in Marketing and Business Administration from Washington State University.

Rabindra Nanda (age 41) has served as Vivid’s Chief Operating Officer since March 2009. Prior to his current position he had been the Company’s Chief Marketing Officer since mid-September 2007. He has been with Vivid since January 2000, beginning as a Sales Representative and progressively moving up in management to his most recent role as Director of Marketing & Sales. As Chief Operating Officer Rabindra oversees the Vivid production and sales activities along with driving Vivid’s acquisition and growth strategy. Rabindra holds B.A. from St. Stephens College in New Delhi, India and an M.B.A. from Washington State University.

No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Each of Messrs. Ferguson, Reinhart, Rettig, Lampson, Thoresen, Lippes and Hammer are citizens of the United States. Mr. Nanda is a citizen of India, and a Permanent Resident and Green Card Holder of the United States.

(d)           Tender Offer. Not applicable.

Item 4.  Terms of the Transaction

(a)           Material Terms. The Reverse/Forward Stock Split includes both a reverse stock split and a forward stock split of our Common Stock. The Reverse Split is expected to occur following the close of trading on the Effective Time and the Forward Split is expected to occur immediately following the Reverse Split. Although the Reverse/Forward Stock Split has been adopted by the Board, as required by the Washington Business Corporation Act, the Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

Upon consummation of the Reverse Split, each registered shareholder on the Effective Time will receive one share of Common Stock for each 1,000 shares of Common Stock held in his, her or its account immediately prior to the effective time of the Reverse Split. If a registered shareholder holds more than 1,000 shares of Common Stock in his, her or its account, any fractional share in such account will not be cashed out after the Reverse Split and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split. Such holders will not need to exchange or return any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates. Any registered shareholder who holds fewer than 1,000 shares of Common Stock in his, her or its account immediately prior to the effective time of the Reverse Split will receive a cash payment of $0.60 per pre-split share instead of fractional shares. In connection with the Forward Split, all registered shareholders holding at least 1,000 shares prior to the Reverse Split will receive 1,000 shares of Common Stock for every one share of Common Stock they held following the Reverse Split.

We intend for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures, and shareholders holding shares in street name should contact their nominees. A shareholder holding fewer than 1,000 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct his, her or its nominee to transfer such shareholder’s shares into a record account in such shareholder’s name in a timely manner to ensure that such shareholder will be considered a holder of record prior to the Effective Time of the Reverse/Forward Stock Split. A shareholder holding fewer than 1,000 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may not have his, her or its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, a shareholder’s shares may not be cashed out if such shareholder’s nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

Amendments of Articles of Incorporation to Effect the Reverse/Forward Stock Split

The Board determined that it is advisable to amend our Articles of Incorporation to effect a 1-for-1,000 Reverse Split of Common Stock immediately followed by a 1,000-for-1 Forward Split of Common Stock, and to provide for the cash payment of $0.60 per pre-split share in lieu of fractional shares of Common Stock that would otherwise be issued following the Reverse Split.

Regulatory Approvals

The amendments are not subject to any regulatory approvals.

No Shareholder Vote Required

In accordance with RCW 23B.10.020, amendments to the Articles of Incorporation effecting a reverse split and/or a forward split may be adopted by the Board of Directors without shareholder action or vote.

Holders as of Effective Time Net Effect After Reverse/Forward Stock Split

Shareholders holding fewer than 1,000 pre-split shares of Common Stock will be cashed out at a price of $0.60 per share/ and the holdings of all other shareholders will be unchanged. Any shareholders whose shares are cashed out will have no continuing equity interest in the Company.

NOMINEES AND BROKERS ARE EXPECTED TO DELIVER TO THE EXCHANGE AGENT THE BENEFICIAL OWNERSHIP POSITIONS THEY HOLD. HOWEVER, IF YOU ARE A BENEFICIAL OWNER OF COMMON STOCK WHO IS NOT THE RECORD HOLDER OF THOSE SHARES AND WISH TO ENSURE THAT YOUR OWNERSHIP POSITION IS ACCURATELY DELIVERED TO THE COMPANY’S EXCHANGE AGENT, YOU SHOULD INSTRUCT YOUR BROKER OR NOMINEE TO TRANSFER YOUR SHARES INTO A RECORD ACCOUNT IN YOUR NAME. NOMINEES AND BROKERS MAY HAVE REQUIRED PROCEDURES. THEREFORE, SUCH HOLDERS SHOULD CONTACT THEIR NOMINEES AND BROKERS TO DETERMINE HOW TO EFFECT THE TRANSFER IN A TIMELY MANNER PRIOR TO THE EFFECTIVE DATE OF THE REVERSE/FORWARD STOCK SPLIT.

The proposed Articles of Amendment are attached as Annexes A-1 and A-2 to this Information Statement. The Reverse/Forward Stock Split will become effective upon the filing of the proposed Articles of Amendment with the Office of the Secretary of State of the State of Washington.

Exchange of Certificates for Cash Payment or Shares

We will file Articles of Amendment with the Office of the Secretary of State of the State of Washington and effect the amendments set forth in Annexes A-1 and A-2 to this Information Statement. The Reverse/Forward Stock Split will become effective at the times set forth in the Articles of Amendment. Continental Stock Transfer & Trust Company of New York, New York has been appointed as the Exchange Agent to carry out the exchange of certificates for cash.

As soon as practicable after the Effective Time, record holders holding fewer than 1,000 shares will be notified and asked to surrender their certificates representing shares of Common Stock to the Exchange Agent. Record holders owning fewer than 1,000 shares of Common Stock on the Effective Time will receive in exchange a cash payment in the amount of $0.60 per pre-split share. Those record holders beneficially owning at least 1,000 shares of Common Stock will continue to hold the same number of shares of Common Stock.

If the Reverse/Forward Stock Split is effected, any shareholder owning fewer than 1,000 shares of the currently outstanding Common Stock will cease to have any rights with respect to our Common Stock, except to be paid in cash, as described in this Information Statement. No interest will be paid or accrued on the cash payable to holders of fewer than 1,000 shares after the Reverse/Forward Stock Split is effected.

No service charges will be payable by shareholders in connection with the exchange of certificates for cash, all expenses of which will be borne by the Company.

Nominees (such as a bank or broker) may have required procedures, and a shareholder holding Common Stock in street name should contact his, her or its nominee to determine how the Reverse/Forward Stock Split will affect them. The Exchange Agent appointed by us to carry out the exchange has informed us that nominees are expected to provide beneficial ownership positions to them so that beneficial owners may be treated appropriately in effecting the Reverse/Forward Stock Split. However, if you are a beneficial owner of fewer than 1,000 shares of Common Stock, you should instruct your nominee to transfer your shares into a record account in your name in a timely manner to ensure that you will be considered a holder of record prior to the Effective Time, which is anticipated to be on or after August 27, 2009, the date at least 20 calendar days after the date we anticipate that this Information Statement will first be mailed to our shareholders. A shareholder holding fewer than 1,000 shares of Common Stock in street name who does not transfer shares into a record account in a timely manner may not have his or her shares cashed out in connection with the Reverse/Forward Stock Split. For instance, such shareholder’s shares may not be cashed out if such shareholder’s nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

In the event that any certificate representing shares of Common Stock is not presented for cash upon request by us, the cash payment will be administered in accordance with the relevant state abandoned property laws. Until the cash payments have been delivered to the appropriate public official pursuant to the abandoned property laws, such payments will be paid to the holder thereof or his or her designee, without interest, at such time as the shares of Common Stock have been properly presented for exchange.

Appraisal Rights

In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington), the Company’s shareholders have the right to dissent from the Reverse/Forward Stock Split Transaction and to receive payment in cash for the “fair value” of their shares of the Company’s Common Stock.

Shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. The Company will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a shareholder in order to dissent from the Reverse/Forward Stock Split and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Appendix B.

A shareholder who wishes to assert dissenters’ rights must deliver to the Company notice of the shareholder’s intent to demand payment for the shareholder’s shares if the Reverse/Forward Stock Split is effected. A shareholder wishing to deliver such notice should hand deliver or mail such notice to the Company at the following address within the requisite time period:

Vivid Learning Systems, Inc.
5728 Bedford Street
Pasco, Washington 99301
Attn:  Corporate Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to the Company a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to the Company the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder.

A shareholder who does not deliver to the Company prior to the Effective Time a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights.

If the Reverse/Forward Stock Split is effected, the Company shall, within ten days after the Effective Time of the Reverse/Forward Stock Split, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment; and (iv) set a date by which the Company must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the Effective Time or receipt of the payment demand, whichever is later, the Company shall pay each dissenter with properly perfected dissenters’ rights the Company’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the Reverse/Forward Stock Split. With respect to a dissenter who did not beneficially own shares of Common Stock prior to the Effective Time, the Company is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the Reverse/Forward Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse/Forward Stock Split. The rate of interest is generally required to be the rate at which the Company can borrow money from other banks.

A dissenter who is dissatisfied with the Company’ estimate of the fair value or believes that interest due is incorrectly calculated may notify the Company of the dissenter’s estimate of the fair value and amount of interest due. If the Company does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then the Company must, within 60 days, petition a court to determine the fair value.

In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of the Company who may wish to dissent from the Reverse/Forward Stock Split and pursue appraisal rights should consult their legal advisors.

(b)           Purchases. The following shares of Common Stock held by the Company’s officers, directors and affiliates will be purchased as a result of the Reverse/Forward Stock Split on the same terms and conditions as our other shareholders with less than 1,000 shares:

None. All hold 1,000 or more shares of our Common Stock.

(c)           Different Terms. None.

(d)           Appraisal Rights. You are entitled to appraisal rights under Chapter 13 of the Washington Business Corporation Act (Ch. 23B.13 of the Revised Code of Washington). See also the information under the caption “Terms of the Transaction — Appraisal Rights” beginning on page 10 of this Information Statement.

(e)           Provisions for Unaffiliated Security Holders. The Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders. Retaining an unaffiliated representative on behalf of the unaffiliated shareholders would be an added expense of the Reverse/Forward Stock Split and would not affect the outcome of the transaction because a majority vote of the unaffiliated shareholders is not required under applicable law.

The Board did not grant unaffiliated shareholders access to our corporate files, except as provided under the Washington Business Corporation Act, nor did it extend the right to retain counselor appraisal services at our expense. With respect to unaffiliated shareholders’ access to our corporate files, the Board determined that this Information Statement, together with our other filings with the Commission, provide adequate information for unaffiliated shareholders. The Board also considered the fact that under the Washington Business Corporation Act and subject to specified conditions set forth under Washington law, shareholders have the right to review our relevant books and records of account, and to exercise statutory appraisal rights. In deciding not to adopt these additional procedures, the Board also took into account factors such as our size and financial capacity and the costs of such procedures.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions: See “Certain Relationships & Related Transactions” in the Company’s proxy statement for the February 11, 2009 annual meeting, filed with the Commission on Form 14-A on December 17, 2008.

(b)           Significant Corporate Events. Effective February 11, 2009, the Company was the surviving company in a merger between itself and its parent company (Vivid Learning Systems, Inc., a Delaware corporation). The Company’s current Board of Directors, with the exception of Mr. Lippes who was appointed to the Board in March 2009, were elected at the most recent annual meeting of shareholders held on February 11, 2009. As defined in the governing regulations, there have not been any other significant corporate events.

(c)           Negotiations or Contacts. The information set forth in the Information Statement under the captions “Fairness of the Transaction” and “Interest in Securities of the Subject Company” is incorporated herein by reference.

(d)           Conflicts of Interest. The information set forth in the Information Statement under the caption “Fairness of the Transaction” and “Interest in Securities of the Subject Company” is incorporated herein by reference.

(e)           Agreements Involving the Company’s Securities. None.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a) Purposes. The primary purpose of the Reverse/Forward Stock Split is to reduce the number of record holders of our Common Stock to fewer than 300, so that we can terminate the registration of our Common Stock under Section 12(g) of the Exchange Act. The Reverse/Forward Stock Split is expected to result in the elimination of the expenses related to our disclosure and reporting requirements under the Exchange Act and to decrease the administrative expense we incur in servicing a large number of record shareholders who own relatively small numbers of our shares.

As discussed further in this Information Statement under the caption “Special Factors — Background of the Reverse/Forward Stock Split,” the Board initiated its review of the Reverse/Forward Stock Split as a strategic alternative to maximize shareholder value at a meeting on May 28, 2009. At that meeting, in connection with its regular review of strategic issues confronting the Company, the Board expressed concern about the expense of remaining a public company and continuing to comply with the periodic reporting requirements of the Exchange Act in light of the extremely low trading volume of shares of the Company’s Common Stock on the OTC Bulletin Board. The Board therefore decided to consider whether it should remain a publicly held company.

The Board believes that the significant tangible and intangible costs of our being a public company are not justified because we have not been able to realize many of the benefits that publicly traded companies sometimes realize. The Board does not believe that we are in a position to use our status as a public company to raise capital through sales of securities in a public offering, or otherwise to access the public markets to raise equity capital. In addition, our Common Stock’s extremely limited trading volume and public float have all but eliminated our ability to use our Common Stock as acquisition currency or to attract and retain employees.

Our Common Stock’s extremely limited trading volume and public float have also impaired our shareholders’ ability to sell their shares, which has prevented them from realizing the full benefits of holding publicly traded stock. Our low market capitalization has resulted in limited interest from market makers or financial analysts who might report on our activity to the investment community. In addition, our directors and executive officers historically have owned a substantial percentage of our outstanding stock. As of the Record Date, our directors and executive officers beneficially owned a total of 4,811,179 shares, or 36% of the outstanding shares. For information with respect to the shares beneficially owned by our directors and executive officers, see the information under the caption “Security Ownership of Certain Beneficial Owners and Management” in this Information Statement. Our directors and executive officers generally have not sold their shares, which has further limited our public float and trading volume. During the 12 months ended June 30, 2009, our stock traded infrequently, with reported trades occurring on only 100 days, and with an average daily trading volume of 21,234 shares for such 12-month period. Because the Common Stock has been thinly traded, entering into a large purchase or sale, to the extent possible, would risk a significant impact on the market price of our Common Stock. The Board believes that it is unlikely that our market capitalization and trading liquidity will increase significantly in the foreseeable future.

Our status as a public company has not only failed to benefit our shareholders materially, but also, in the Board’s view, places an unnecessary financial burden on us. That burden has only risen in recent years, since the enactment of the Sarbanes-Oxley Act. As a public company, we incur direct costs associated with compliance with the Commission’s filing and reporting requirements imposed on public companies. To comply with the public company requirements, we incur an estimated $100,000 annually before taxes in related expenses as follows:

ESTIMATED FUTURE ANNUAL SAVINGS
TO BE REALIZED IF THE COMPANY GOES PRIVATE

Audit Fees	$40, 000
Internal Control Compliance	10, 000
Shareholder Expenses	20, 000
Insurance Expenses	15,000
Legal Fees	15 000

Total	$100,000

The estimates set forth above are only estimates. The actual savings that we may realize may be higher or lower than the estimates set forth above. In light of our current size, opportunities and resources, the Board does not believe that such costs are justified. Therefore, the Board believes that it is in our best interests and the best interests of our shareholders to eliminate the administrative, financial and additional accounting burdens associated with being a public company.

The substantial costs and burdens imposed on us as a result of being public are likely to continue to increase significantly as a result of the current financial crisis and economic recession, and the implementation of various proposed legislation and regulatory reforms. The overall executive time expended on the preparation and review of our public filings will likely continue to increase substantially in order for our Chief Executive Officer and Chief Financial Officer to certify the financial statements in each of our public filings as required under the Sarbanes-Oxley Act and further legislation and regulation. Since we have relatively few executive personnel, these indirect costs can be significant relative to our overall expenses and, although there will be no direct monetary savings with respect to these indirect costs when the Reverse/Forward Stock Split is effected and we cease filing periodic reports with the Commission, the time currently devoted by management to our public company reporting obligations could be devoted to other purposes, such as operational concerns to further our business objectives and the interests of our shareholders. Additionally, the passage of proposed new legislation and regulation may make it difficult for us to attract and retain independent directors without increasing director compensation and obtaining additional directors and officers’ liability insurance.

Therefore, the Board believes that any material benefit derived from continued registration under the Exchange Act is outweighed by the cost. Therefore, we do not believe that continuing our public company status is in the best interests of the Company or our shareholders.

See also information under the caption “Purposes, Alternatives, Reasons, and Effects” in this Information Statement for an additional description of the reasons why our Board approved the Reverse/Forward Stock Split instead of another alternative transaction structure.

(b)           Use of Securities Acquired. The Company will make a cash payment of $0.60 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse/ Forward Stock Split. The fractional shares acquired in the Reverse/ Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c)           Plans.

The Reverse/Forward Stock Split will terminate the equity interests in the Company of approximately 175 record holders of Common Stock; as of June 30, 2009, each of these record holders held fewer than 1,000 shares of Common Stock. We intend for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as record holders. Nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures and shareholders holding shares in street name should contact their nominees.

The Reverse/Forward Stock Split is expected to relieve us of the administrative burden, cost and other disadvantages associated with filing reports and otherwise complying with the requirements of registration under the federal securities laws and the listing requirements of the OTC Bulletin Board by deregistering and delisting our Common Stock. Additionally, the Reverse/Forward Stock Split will provide small shareholders a beneficial mechanism to liquidate their equity interest at a fair price for their shares without having to pay brokerage commissions, particularly in light of the limited liquidity available to holders of our Common Stock in the open market.

Based on information available to us, we presently have an aggregate of approximately 396 record holders and beneficial holders of our Common Stock (collectively, “holders”), of which approximately 175 holders each own less than 1,000 shares. In the aggregate, the shares held by these small holders comprise less than 0.003% of our outstanding shares of Common Stock. The administrative burden and cost to us of maintaining records in respect of these numerous small accounts and the associated cost of preparing, printing and mailing information to them is, in the Board’s view, excessive given our limited size and the nature of our operations. These expenditures result in no material benefit to us. The Reverse/Forward Stock Split will enable us to eliminate much of these costs.

When the Reverse/Forward Stock Split is consummated, shareholders owning fewer than 1,000 shares of Common Stock will no longer have any equity interest in the Company and will not participate in our future earnings or any increases in the value of our assets or operations. Thus, only our employees, executive officers, directors and continuing shareholders will benefit from any future increase in our earnings. The shareholders that will continue to have an equity interest in the Company after the Reverse/Forward Stock Split will own a security, the liquidity of which will be severely restricted. See also information under the captions “Terms of the Transaction,” “Purposes, Alternatives, Reasons and Effects” and “Fairness of the Transaction” in this Information Statement.

The Reverse/Forward Stock Split will (i) cause us to cash out shares held by any shareholder holding fewer than 1,000 shares, (ii) not cash out any shares held by any shareholder holding at least 1,000 shares of Common Stock and (iii) change the percentage of Common Stock held by the remaining shareholders to 100%. However, the Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

(d)           Subject Company Negotiations. Not applicable.

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)           Purposes. See “Purposes of the Transaction and Plans or Proposals.”

(b)           Alternatives. In making the determination to proceed with the Reverse/Forward Stock Split, the Board evaluated a number of other strategic alternatives. In evaluating the risks and benefits of each strategic alternative, the Board determined that the Reverse/Forward Stock Split would be the simplest and most cost-effective approach to achieve the purposes described above. These alternatives were:

Self-tender offer. The Board considered a self-tender offer by which we would offer to repurchase shares of our outstanding Common Stock. The results of an issuer tender offer would be unpredictable, however, due to its voluntary nature. The Board was uncertain whether this alternative would result in shares being tendered by a sufficient number of record shareholders so as to permit us to reduce the number of record shareholders below 300 and to terminate our public reporting requirements. The Board believed it unlikely that many holders of small numbers of shares would make the effort to tender their shares. In addition, the Board considered that the estimated transaction costs of completing a tender offer would be similar to or greater than the costs of the Reverse/Forward Stock Split transaction, and these costs could be significant in relation to the value of the shares purchased since there could be no certainty that shareholders would tender a significant number of shares.

Purchase of shares in the open market. The Board also considered purchasing our shares in the open market in order to reduce the number of our record shareholders to fewer than 300. However, given the low daily trading volume of our Common Stock, there was no assurance that purchasing shares in isolated transactions would reduce the number of shareholders sufficiently to permit us to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

Maintaining the status quo. The Board also considered taking no action to reduce the number of our shareholders. However, due to the significant and increasing costs of being public, the Board believed that maintaining the status quo would be detrimental to all shareholders. We would continue to incur the expenses of being a public company without realizing the benefits of public company status.

(c)           Reasons. See “Purposes of the Transaction and Plans or Proposals.”

(d)           Effects. The principal effects of the Reverse/Forward Stock Split transaction, including the federal income tax consequences on the Company, its affiliates and unaffiliated shareholders, are as follows:

Termination of Exchange Act Registration

Our Common Stock is currently registered under the Exchange Act and quoted on the OTC Bulletin Board. We are permitted to terminate such registration if there are fewer than 300 record holders of outstanding shares of our Common Stock. As of June 30, 2009, we had approximately 396 record holders of our Common Stock.

At the Effective Time, based on information available to us, the Reverse/Forward Stock Split will reduce the number of record shareholders of our Common Stock from approximately 396 to approximately 221. This reduction in the number of our shareholders will enable us to terminate the registration of our Common Stock under the Exchange Act, which will substantially reduce the information required to be furnished by us to our shareholders and to the Commission.

Termination of registration under the Exchange Act will substantially reduce the information which we will be required to furnish to our shareholders. After we become a privately-held company, our shareholders will have access to our corporate books and records to the extent provided by the Washington Business Corporation Act, and to any additional disclosures required by our directors’ and officers’ fiduciary duties to us and our shareholders.

Termination of registration under the Exchange Act also will make many of the provisions of the Exchange Act no longer applicable to us, including the short-swing profit recovery provisions of Section 16, the proxy solicitation rules under Section 14 and the stock ownership reporting rules under Section 13. In addition, affiliate shareholders may be deprived of the ability to dispose of their Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Furthermore, there will no longer be a public market for our Common Stock, and market makers will not be able to make a market in our Common Stock.

We estimate that termination of registration of our Common Stock under the Exchange Act will save us an estimated $100,000 per year in legal, accounting, printing, insurance, and other expenses, and will also enable our management to devote more time to our operations. See also information under the captions “Purposes of the Transaction and Plans or Proposals” and “Purposes, Alternatives, Reasons and Effects” in this Information Statement.

For a total expenditure by us of up to approximately $22,500 in transaction costs (including legal, accounting and other fees and costs) and approximately $23,500, in purchase costs for fractional shares, we estimate we will realize an estimated $100,000 in cost savings on an annual basis by terminating our public company status. We intend to apply for termination of registration of our Common Stock under the Exchange Act as soon as practicable following completion of the Reverse/Forward Stock Split. However, the Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

The effect of the Reverse/Forward Stock Split on each shareholder will depend on the number of shares that such shareholder owns. Registered shareholders holding more than 1,000 shares of Common Stock will be unaffected by the Reverse/Forward Stock Split. Registered shareholders and shareholders holding shares of Common Stock in street name through a nominee (i.e., a broker or a bank) holding fewer than 1,000 shares of Common Stock will have their shares converted into the right to receive a cash amount equal to $0.60 per share. See also “Terms of the Transaction” in this Information Statement for additional information with respect to the effect of the Reverse/Forward Stock Split on each shareholder.

Potential Disadvantages of the Reverse/Forward Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders

Shareholders owning fewer than 1,000 shares of Common Stock immediately prior to the effective time of the Reverse/Forward Stock Split will, after giving effect to the Reverse/Forward Stock Split, no longer have any equity interest in the Company and therefore will not participate in our future potential earnings or growth. It is expected that 175 holders will be fully cashed out in the Reverse/Forward Stock Split. It will not be possible for cashed out shareholders to re-acquire an equity interest in the Company unless they purchase an interest from the remaining shareholders.

The Reverse/Forward Stock Split will require shareholders who own fewer than 1,000 shares of Common Stock involuntarily to surrender their shares for cash. These shareholders will not have the ability to continue to hold their shares. The ownership interest of these shareholders will be terminated as a result of the Reverse/Forward Stock Split, but the Board has concluded that the completion of the Reverse/Forward Stock Split overall will benefit these shareholders because of, among other reasons, the liquidity provided to them by the transaction at a price determined by the Board to be fair to these shareholders.

The Reverse/Forward Stock Split will slightly increase the percentage of beneficial ownership of each of the officers, directors and major shareholders of the Company. Based on an assumed cash-out of approximately 39,113 shares, the percentage ownership of each holder remaining after the Reverse/Forward Stock Split will increase by a nominal percentage. By way of example, if a holder held 100,000 shares which is 0.00753% of the outstanding Common Stock prior to the Reverse/Forward Stock Split, such holder would hold approximately 0.00755% after the Reverse/Forward Stock Split. See also information under the caption “Interest in Securities of the Subject Company” in this Information Statement.

Potential disadvantages to our shareholders who will remain as shareholders after the Reverse/Forward Stock Split include decreased access to information and decreased liquidity as a result of the termination of the listing of our Common Stock on the OTC Bulletin Board. When the Reverse/Forward Stock Split is effected, we intend to terminate the registration of our Common Stock under the Exchange Act. As a result of the termination, we will no longer be subject to the periodic reporting requirements or the proxy rules of the Exchange Act.

Effect of the Reverse/Forward Stock Split on Option Holders

Regardless of whether an outstanding stock option, purchase warrant, or performance warrant provides a right to purchase less than, equal to or greater than 1,000 shares, the number of shares underlying each such outstanding stock option granted by the Company under its stock option plan and each purchase warrant and each performance warrant will not change as a result of the Reverse/Forward Stock Split. The Board, as administrator of the Company’s stock option plan, has determined that no adjustment to the outstanding stock options is necessary or appropriate in connection with the Reverse/Forward Stock Split and that no adjustment to the outstanding purchase warrants or the outstanding performance warrants is necessary or appropriate in connection with the Reverse/Forward Stock Split. Because of the symmetry of the 1-for-1,000 Reverse Split and the 1,000-for-1 Forward Split, the Board has determined that the Reverse/Forward Stock Split will not cause dilution or enlargement of the benefits intended by the Company to be made available under the Company’s stock option plan or with respect to any outstanding stock options, purchase warrants or performance warrants.

Financial Effect of the Reverse/Forward Stock Split

Completion of the Reverse/Forward Stock Split will require approximately $53,500 of cash, which includes $22,500 for advisory, legal, accounting and other fees and costs related to the transaction. As a result, we will have decreased working capital following the Reverse/Forward Stock Split which may have a material effect on our capitalization, liquidity, results of operations and cash flow. The payments to holders of fewer than 1,000 pre-split shares of Common Stock will be paid out of working capital.

Based upon analysis of the share ownership distribution among the Company’s shareholders, the Board chose to limit the scope of the Reverse/Forward Stock Split to 1-to-1,000 and then 1,000-to-1 in light of the Company’s continuing working capital needs. See also the information under the caption “Financing of the Reverse/Forward Stock Split” in this Information Statement.

Federal Income Tax Consequences of the Reverse/Forward Stock Split

The following is a summary of the material United States federal income tax consequences of the Reverse/Forward Stock Split, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a shareholder’s particular circumstances or to shareholders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our Common Stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Vivid Learning Systems, Inc.: We believe that the Reverse/Forward Stock Split will constitute a reorganization as described in Section 368(a) (1) (E) of the Code. Accordingly, we will not recognize taxable income, gain or loss in connection with the Reverse/Forward Stock Split.

Shareholders: The federal income tax consequences of the Reverse/Forward Stock Split for our shareholders will differ depending on the number of shares of pre-split Common Stock owned and, in some cases, constructively owned by such shareholders. As set forth in more detail below, shareholders who own at least 1,000 shares of pre-split Common Stock will retain their shares and will not recognize any gain, loss or dividend income as a result of the Reverse/Forward Stock Split. Shareholders who own fewer than 1,000 shares of pre-split Common Stock will receive cash, the treatment of which will depend on whether the constructive ownership rules described below are applicable. If such constructive ownership rules do not apply, a shareholder who owns fewer than 1,000 shares of pre-split Common Stock generally will recognize gain or loss upon the sale or exchange of the pre-split Common Stock. If such constructive ownership rules apply, the shareholder may be required to treat any cash received as a dividend distribution rather than as gain or loss from a sale or exchange, as more fully described below. The differences in tax consequences to the shareholders do not depend on whether a shareholder is an affiliate of the Company or is an unaffiliated shareholder. With respect to the Company, as described above, the Company will not recognize any income, gain or loss in connection with the Reverse/Forward Stock Split. Neither the differences in tax consequences between shareholders who hold at least 1,000 shares of pre-split Common Stock and shareholders who own fewer than 1,000 shares of pre-split Common Stock nor the differences in tax consequences between the shareholders and the Company were reasons for the Company to undertake the Reverse/Forward Stock Split in this form at this time.

Shareholders Who Receive Shares of Post-Split Common Stock: A shareholder who retains shares of post-split Common Stock in the transaction (i.e., a shareholder who owns at least 1,000 shares of pre-split Common Stock) will not recognize gain or loss or dividend income as a result of the Reverse/Forward Stock Split, and the tax basis (as adjusted for the Reverse/Forward Stock Split) and holding period of such shareholder in shares of pre-split Common Stock will carryover as the tax basis and holding period of such shareholder’s shares of post-split Common Stock.

Shareholders Who Receive Cash: A shareholder who receives cash in the Reverse/Forward Stock Split (i.e., a shareholder that owns fewer than 1,000 shares of pre-split Common Stock) will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code and, depending on a shareholder’s situation, the transaction will be taxed as either:

•
A sale or exchange of the redeemed shares, in which case the shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder’s tax basis for the redeemed shares; or

•
A cash distribution which is treated: (i) first, as a taxable dividend to the extent of allocable earnings and profits, if any; (ii) second, as a tax-free return of capital to the extent of the shareholder’s tax basis in the redeemed shares; and (iii) finally, as gain from the sale or exchange of the redeemed shares.

Amounts treated as gain or loss from the sale or exchange of redeemed shares will be capital gain or loss. Amounts treated as a taxable dividend are ordinary income to the recipient; however, a corporate taxpayer (other than an S corporation) may be allowed a dividend received deduction subject to applicable limitations and other special rules.

Under Section 302 of the Code, a redemption of shares from a shareholder as part of the Reverse/Forward Stock Split will be treated as a sale or exchange of the redeemed shares if:

•	the Reverse/Forward Stock Split results in a “complete termination” of such shareholder’s interest in the Company;

•	the receipt of cash is “substantially disproportionate” with respect to the shareholder; or

•	the receipt of cash is “not essentially equivalent to a dividend” with respect to the shareholder.

These three tests (the “Section 302 Tests”) are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in which the shareholder has an interest in addition to shares directly owned by the shareholder. For example, an individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents (“family attribution”). In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities (“entity attribution”). A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option or by conversion or exchange of a security. Constructively owned shares may be reattributed to another taxpayer. For example, shares attributed to one taxpayer as a result of entity attribution may be attributed from that taxpayer to another taxpayer through family attribution.

A shareholder who receives cash in the Reverse/Forward Stock Split (i.e., owns fewer than 1,000 shares of pre-split Common Stock) and does not constructively own any shares of post-split Common Stock will have his or her interest in the Company completely terminated by the Reverse/Forward Stock Split and will therefore receive sale or exchange treatment on his or her pre-split Common Stock. That is, such a shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder’s tax basis for his or her shares of pre-split Common Stock.

A shareholder who receives cash in the Reverse/Forward Stock Split and would only constructively own shares of post-split Common Stock as a result of family attribution may be able to avoid constructive ownership of the shares of post-split Common Stock by waiving family attribution and, thus, be treated as having had his or her interest in the Company completely terminated by the Reverse/Forward Stock Split. Among other things, waiving family attribution requires (i) that the shareholder have no interest in the Company (including as an officer, director, employee or shareholder) other than an interest as a creditor and does not acquire such an interest during the ten-year period immediately following the Reverse/Forward Stock Split other than stock acquired by bequest or inheritance and (ii) including an election to waive family attribution in the shareholder’s tax return for the year in which the Reverse/Forward Stock Split occurs.

A shareholder who receives cash in the Reverse/Forward Stock Split and immediately after the Reverse/Forward Stock Split constructively owns shares of post-split Common Stock must compare (i) his, her or its percentage ownership immediately before the Reverse/Forward Stock Split (i.e., the number of voting shares actually or constructively owned by him, her or it immediately before the Reverse/Forward Stock Split divided by the number of voting shares outstanding immediately before the Reverse/Forward Stock Split) with (ii) his, her or its percentage ownership immediately after the Reverse/Forward Stock Split (i.e., the number of voting shares constructively owned by his, her or it immediately after the Reverse/Forward Stock Split divided by the number of voting shares outstanding immediately after the Reverse/Forward Stock Split) .

If the shareholder’s post-Reverse/Forward Stock Split ownership percentage is less than 80% of the shareholder’s pre-Reverse/Forward Stock Split ownership percentage, the receipt of cash is “substantially disproportionate” with respect to the shareholder, and the shareholder will, therefore, receive sale or exchange treatment on the portion of his, her or its shares of pre-split Common Stock exchanged for cash in lieu of fractional shares.

If the receipt of cash by a shareholder fails to constitute an “exchange” under the “substantially disproportionate” test or the “complete termination” test, the receipt of cash may constitute an “exchange” under the “not essentially equivalent to a dividend” test. The receipt of cash by a shareholder will be “not essentially equivalent to a dividend” if the transaction results in a “meaningful reduction” of the shareholder’s proportionate interest in the Company. If (i) the shareholder exercises no control over the affairs of the Company (e.g., is not an officer, director or high ranking employee) / (ii) the shareholder’s relative stock interest in the Company is minimal, and (iii) the shareholder’s post-Reverse/Forward Stock Split ownership percentage is less than the shareholder’s pre-Reverse/Forward Stock Split ownership percentage, the receipt of cash will generally not be essentially equivalent to a dividend with respect to the shareholder and the shareholder will, therefore, receive sale or exchange treatment on the portion of his, her or its shares of pre-split Common Stock exchanged for cash in lieu of fractional shares.

In all other cases, cash in lieu of fractional shares received by a shareholder who immediately after the Reverse/Forward Stock Split constructively owns shares of post-split Common Stock will be treated: (i) first, as a taxable dividend to the extent of allocable earnings and profits, if any, (ii) second, as a tax-free return of capital to the extent of the shareholder’s tax basis in the redeemed shares; and (iii) finally, as gain from the sale or exchange of the redeemed shares.

Backup Tax Withholding: We are required to furnish to the holders of Common Stock, other than corporations and other exempt holders, and to the IRS, information with respect to dividends paid on the Common Stock.

You may be subject to backup withholding with respect to proceeds received from a disposition of the shares of Common Stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (a) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number (b) furnish an incorrect TIN (c) are notified by the IRS that you have failed to properly report payments of interest or dividends or (d) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

CONDUCT OF THE COMPANY’S BUSINESS
AFTER THE REVERSE/FORWARD STOCK SPLIT

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this Information Statement, the Reverse/Forward Stock Split is not anticipated to have any effect upon the conduct of our business. We expect to realize time and cost savings as a result of terminating our public company status. When the Reverse/Forward Stock Split is consummated, all persons owning fewer than 1,000 shares of Common Stock at the effective time of the Reverse/Forward Stock Split will no longer have any equity interest in, and will not be shareholders of, the Company, and therefore will not participate in our future potential earnings and growth.

When the Reverse/Forward Stock Split is effected, we believe that, based on our shareholder records, approximately 221 record holders will remain as record holders of Common Stock, beneficially owning 100% of the outstanding Common Stock. Shareholders who currently beneficially own approximately 100% of the outstanding Common Stock will beneficially own 100% of the outstanding Common Stock after the Reverse/Forward Stock Split. See also information under the caption “Security Ownership of Certain Beneficial Owners and Management” in this Information Statement. When the Reverse/Forward Stock Split is effected, members of the Board and our executive officers will beneficially own approximately 36.4% of the outstanding Common Stock.

We plan, following the consummation of the Reverse/Forward Stock Split, to become a privately held company. The registration of our Common Stock under the Exchange Act will be terminated and our Common Stock will cease to be listed on the OTC Bulletin Board. In addition, because our Common Stock will no longer be publicly held, we will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act and our officers and directors and shareholders owning more than 10% of our Common Stock will be relieved of the stock ownership reporting requirements and “short swing” trading restrictions under Section 16 of the Exchange Act. Further, we will no longer be subject to the periodic reporting requirements of the Exchange Act and will cease filing information with the Commission. Among other things, the effect of this change will be to enable us to realize time and cost savings from not having to comply with the requirements of the Exchange Act.

As stated throughout this Information Statement, we believe that there are significant advantages to effecting the Reverse/Forward Stock Split and going private, and we plan to avail ourselves of any opportunities we have as a private company.

Other than as described in this Information Statement, neither we nor our management has any current plans or proposals to (i) effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; (ii) to sell or transfer any material amount of our assets; (iii) to change our Board or management; (iv) to change materially our indebtedness or capitalization; or (v) otherwise to effect any material change in our corporate structure or business.

Item 8.  Fairness of the Transaction

(a)           Fairness. The Board determined that the Reverse/Forward Stock Split, including the proposed cash payment of $0.60 per pre-split share to shareholders whose shares will be cashed out, is substantively fair, from a financial point of view, to all of our unaffiliated shareholders, including those whose shares will be cashed out and those who will be continuing shareholders of the Company.

(b)           Factors Considered in Determining Fairness. With respect to the shareholders whose shares would be cashed out, the Board considered, among other things, the determination of the fair market value per pre-split share of $0.60 as of March 31, 2009, by an independent valuation consultant, recent market prices and trading values of the Company’s shares, and the availability of statutory appraisal rights to such shareholders under Washington law. See “Terms of the Transaction — Appraisal Rights.” The price determined in the valuation report, which the Board noted was 20% higher than the highest average trading price of Common Stock during the past 12 months of $0.50, was also taken into account. The valuation report was, however, not prepared for purposes of the Reverse/Forward Split Transaction, but only for management planning purposes. The Board ultimately decided upon a per share price of $0.60 per share in the exercise of its business judgment.

With respect to the fairness of the Reverse/Forward Stock Split to the shareholders whose stock would not be cashed out in the Reverse/Forward Stock Split, the Board also relied on the fact that the amount being paid to shareholders whose stock would be cashed out was not in excess of the value determined to be the fair value of such stock by the independent valuation consultant. In addition, the Board noted that the interests of such holders were aligned with the interests of the members of the Board, because a significant number of the shares held by shareholders who would remain shareholders after the Reverse/Forward Stock Split will be held by members of the Board.

The Board determined that the primary additional factor supporting the fairness of the Reverse/Forward Stock Split to those unaffiliated shareholders who will be continuing shareholders of the Company is the cost reduction anticipated to result from the transaction. Shareholders who continue to hold an equity interest in the Company will benefit from the future cost savings expected to be realized from the termination of our public company status, estimated to be not less than $100,000 annually before taxes.

The Board determined that certain additional factors supported the fairness of the Reverse/Forward Stock Split to those unaffiliated shareholders whose shares will be cashed out, including:

Immediate cash payment. Those shareholders who own less than 1,000 shares of our pre-split Common Stock will receive an immediate cash payment of $0.60 per pre-split share and will not pay the commissions that such shareholders would have to pay if they attempted to sell their shares in the open market.

Current and historical market prices for our Common Stock. The proposed transaction price of $0.60 per pre-split share of Common Stock compares favorably to the bid prices of our Common Stock over the past 12 months, as well as to the bid price of our Common Stock prior to the public announcement of the Reverse/Forward Stock Split on June 30, 2009. Our Common Stock bid price is the highest price that a buyer will pay at any given time to purchase a specified number of shares of our stock. As discussed above, in addition to receiving a premium to the trading price of our Common Stock on any shares cashed out as a result of the Reverse/Forward Stock Split, such shareholders will achieve liquidity without incurring brokerage costs. Furthermore, the Board considered that, with extremely limited liquidity in the public market for our Common Stock, only a small portion of our unaffiliated shareholders would have been able to attain the bid prices before the stock price decreased measurably.

The Board determined that certain additional factors supported the fairness of the Reverse/Forward Stock Split to all of our unaffiliated shareholders, including:

Purchases to continue stock ownership. Shareholders may, depending on the availability of shares for purchase and the number of shares they currently hold, elect to remain shareholders of the Company by acquiring sufficient additional shares so that they will hold at least 1,000 shares of Common Stock in their account immediately prior to the Reverse/Forward Stock Split, which allows them to control the decision to remain shareholders after the Reverse/Forward Stock Split is effected or to receive cash consideration offered in connection with the Reverse/Forward Stock Split.

Sales or transfers to discontinue stock ownership. Shareholders who would otherwise retain an equity interest in the Company after the completion of the Reverse/Forward Stock Split may, depending on the demand for their shares, have some control as to whether they will retain an interest in the Company by selling or transferring shares of Common Stock prior to the effectiveness of the Reverse/Forward Stock Split to bring their equity interest to below 1,000 shares, and, therefore, be in a position to be cashed out pursuant to the Reverse/Forward Stock Split. However, shareholders contemplating such sales or transfers should note that, although the Reverse/Forward Stock Split has been approved by the requisite number of shareholders, the Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

Shareholder rights. The Reverse/Forward Stock Split will not materially change the rights, preferences or limitations of those shareholders who will retain an interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split.

Procedural Fairness to All Shareholders. The Board determined that the Reverse/Forward Stock Split is procedurally fair to all unaffiliated shareholders including both shareholders who will receive cash payments in connection with the Reverse/Forward Stock Split and will not be continuing shareholders of the Company and shareholders who will retain an equity interest in the Company. In reaching this conclusion, the Board determined that our receipt of an independent valuation from the fair value per pre-split share of our Common Stock, was a critical procedural safeguard protecting the interests of all unaffiliated shareholders.

In addition, the procedural fairness to unaffiliated shareholders is supported by the fact that a shareholder can decide whether to remain a shareholder or be cashed out by buying or selling shares in the stock market so as to hold more or less than 1,000 shares of Common Stock immediately prior to the Reverse/Forward Stock Split.

The Board unanimously concluded that the Reverse/Forward Stock Split is in our best interests and the best interests of all of our unaffiliated shareholders.

Because we have six independent, disinterested directors, the Board determined there was no need to create a Special Committee of the Board to approve the Reverse/Forward Stock Split. Further, creating a Special Committee by hiring new directors and retaining independent counsel for such a committee would significantly increase the cost of the Reverse/Forward Stock Split, which could in turn reduce the amount available to pay shareholders who receive cash following the Reverse/Forward Stock Split.

(a)           Approval of Security Holders. No shareholder vote is required under the Washington Revised Business Corporation Act to approve these transactions.

(b)           Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(c)           Approval of Directors. The Reverse/Forward Stock Split was approved unanimously by the Company’s Board of Directors, including Thoresen, Rettig, Lampson, Ferguson, Reinhart and Lippes, the members of the Board of Directors that are not also an employees of the Company. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(d)           Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. Not applicable.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)           Availability of Documents. Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)           Source of Funds. Completion of the Reverse/Forward Stock Split will require approximately $22,500 which includes advisory, legal, accounting and other fees and costs related to the transaction. As a result, we will have decreased working capital following the Reverse/Forward Stock Split which may have a material effect on our capitalization, liquidity, results of operations and cash flow. The costs of the transaction and related fees and expenses will be paid from currently available cash held by us. You should read the discussion under the caption “Purposes of the Transaction and Plans or Proposals” in this Information Statement for a description of the fees and expenses we expect to incur in connection with the transaction.

(b)           Conditions. It is anticipated that the transaction will take place provided that there are not intervening circumstances which would warrant the Board of Directors determining it in the best interests of the shareholders to terminate the transaction.

(c)           Expenses. The following is an estimate of the costs incurred or expected to be incurred by us in connection with the Reverse/Forward Stock Split. Final costs of the transaction may be more or less than the estimates shown below. We will be responsible for paying these costs. Please note that the following estimate of costs does not include the cost of paying for shares of those shareholders holding fewer than 1,000 shares pursuant to the Reverse/Forward Stock Split.

Legal fees	$20, 000
Transfer and exchange agent fees	2, 000
Printing and mailing costs	500

Total	$22,500

(d)           Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a)           Securities Ownership. The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2009. The information in this table provides the ownership information for:

(i)	each person known by us to be the beneficial owner of more than 5% of our common stock;

(ii)	each of our directors;

(iii)	each of our executive officers; and

(iv)	our executive officers, directors and director nominees as a group.

Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock beneficially owned and percentage ownership is based on 13,272,165 shares outstanding. There are currently 564,319 outstanding options to purchase common stock held by the persons named below, and 0 warrants to purchase common stock.

Unless otherwise indicated, the address of each beneficial owner is c/o Vivid Learning Systems, Inc., 5728 Bedford Street, Pasco, Washington 99301.

Name and Address of Beneficial Owner	Executive Office Held (if any)	Amount of Common Stock Beneficially Owned	Percent of Class of Common Stock
Matthew J. Hammer	Chief Executive Officer	162,588	1.2%

Rabindra Nanda	Chief Operating Officer	16,091	*
Robert L. Ferguson(1)	Director	2,490,313	18.8%
William N. Lampson(2)	Director	1,755,364	13.2%
Edward C. Reinhart	Director	203,112	1.5%
Diehl R. Rettig	Director	161,607	1.2%
David S. Lippes	Director	0	*
Andrew Thoresen	Chairman of the Board of Directors	43,679	*

All Current Executive Officers and Directors as a Group (8 persons)		4,832,754	36.4%

*	Less than 1%
(1)	Mr. Ferguson holds Vivid Learning Systems stock under his name and also Ferguson Financial Group, LLC and UBS IRA FBO Robert L. Ferguson.
(2)	Mr. Lampson holds Vivid Learning Systems stock under his name and also Riggers Manufacturing, Inc.

(3)        Mr. Reinhart holds Vivid Learning Systems stock under his name and also Reinhart Enterprises.

(b)           Securities Transactions. None.

Item 12.  The Solicitation or Recommendation

(d)           Intent to Tender or Vote in Going-Private Transaction. Not applicable. No shareholder action or vote is required under Washington law.

(e)           Recommendations of Others. Not applicable. No shareholder action or vote is required under Washington law.

Item 13.  Financial Statements

(a)           Financial Statements. The following sets forth certain financial information, including (i) our unaudited and audited consolidated balance sheets as of March 31, 2009 and September 30, 2008, respectively, and the related unaudited consolidated statements of income and cash flows for the quarterly and year to date periods ended March 31, 2009 and 2008, required to be filed in our quarterly report on Form 10-Q for the quarter ended March 31, 2009 (the “Q2 2009 10-Q”) and (ii) our audited balance sheets as of September 30, 2008 and 2007 and the related audited consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended September 30, 2008 required to be filed in our annual report on Form 10-K for the year ended September 30, 2008 (the “2008 10-K”). Shareholders should refer to the sections entitled “Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Exhibits and Reports set forth in our Q2 2009 10-Q and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Financial Statements and Supplementary Data” and “Exhibits, Financial Statement Schedules and Reports set forth in our 2008 10-K.

The book value of the Company’s Common Stock as of March 31, 2009, the date of the most recent balance sheet presented, was $0.27 per share.

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2009	2008
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$689,340	$132,391
Accounts and contracts receivable	999,714	972,151
Accounts and contracts receivable, Fluor Hanford	8,700	24,994
Prepaid expenses	138,864	185,793
Other current assets	192,145	138,214
TOTAL CURRENT ASSETS	2,028,763	1,453,543

PROPERTY, PLANT AND EQUIPMENT
Property and equipment	1,716,354	1,583,630
Less: Accumulated depreciation	(1,309,191)	(1,247,676)
TOTAL PROPERTY, PLANT AND EQUIPMENT	407,163	335,954

OTHER ASSETS
Software, net of amortization	1,281,684	1,229,722
Goodwill	375,000	375,000
Long-term contracts receivable	-	1,321
Deferred tax asset	515,243	665,596
TOTAL OTHER ASSETS	2,171,927	2,271,639

TOTAL ASSETS	$4,607,853	$4,061,136

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$110,149	$120,807
Line of credit payable	-	-
Accrued labor	194,484	100,933
Other current liabilities	79,664	46,811
Unearned revenue	93,274	100,518
Notes payable, related parties	-	25,000
Current portion of long-term liabilities	207,342	108,341
TOTAL CURRENT LIABILITIES	684,913	502,410

LONG-TERM LIABILITIES
Long-term debt	234,051	134,095
Other long-term liabilities	91,052	116,709
TOTAL LONG-TERM LIABILITIES	325,103	250,804

TOTAL LIABILITIES	1,010,016	753,214

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, no par value and $0.0001, par value, respectively 200,000,000 shares authorized, 13,272,165 and 13,372,203 shares issued and outstanding, respectively	1,327	1,337
Additional paid-in capital	4,406,637	4,408,564
Accumulated deficit	(810,127)	(1,101,979)
TOTAL STOCKHOLDERS' EQUITY	3,597,837	3,307,922

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,607,853	$4,061,136

VIVID LEARNING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUES
Training subscriptions	$704,037	$773,502	$1,590,776	$1,525,010
Training subscriptions, Fluor Hanford	141,039	138,052	280,748	276,384
Custom products and services	622,113	401,542	1,282,903	799,029
Custom products and services, Fluor Hanford	14,529	19,572	23,601	36,629
	1,481,718	1,332,668	3,178,028	2,637,052

COST OF REVENUES
Training subscriptions	237,671	233,425	448,308	485,856
Custom products and services	349,235	316,252	780,449	611,701
	586,906	549,677	1,228,757	1,097,557

GROSS PROFIT	894,812	782,991	1,949,271	1,539,495

EXPENSES
Marketing and related labor expenses	322,035	358,116	641,876	623,138
Bad debt expense	-	-	-	2,038
Reseller commissions	159,870	140,584	281,500	185,086
Depreciation and amortization	33,613	24,410	61,514	49,190
Wages and contract labor	114,470	100,291	219,857	215,271
Other operating expenses	145,154	60,936	279,648	163,223
TOTAL OPERATING EXPENSES	775,142	684,337	1,484,395	1,237,946

INCOME FROM OPERATIONS	119,670	98,654	464,876	301,549

OTHER INCOME (EXPENSE)
Gain on sale of equipment and intangible assets	-	100		100
Interest income	75	1,348	361	2,155
Interest expense	(14,244)	(10,685)	(23,032)	(16,974)
TOTAL OTHER INCOME (EXPENSE)	(14,169)	(9,237)	(22,671)	(14,719)

INCOME BEFORE INCOME TAXES	105,501	89,417	442,205	286,830

INCOME TAX EXPENSE	35,875	30,637	150,353	97,730

NET INCOME	$69,626	$58,780	$291,852	$189,100

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	$0.01	$-	$0.02	$0.01

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	13,272,165	13,372,165	13,284,872	13,372,165

VIVID LEARNING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$291,852	$189,100
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,514	49,190
Amortization of capitalized software	138,917	135,220
Bad debt expense	-	2,038
Options issued for compensation	23,064	10,268
Changes in assets and liabilities:
Accounts and contracts receivable	(11,269)	303,309
Prepaid expenses	46,929	(87,925)
Other current assets	(53,931)	88,416
Deferred tax asset	150,353	97,732
Accounts payable	(10,658)	(136,892)
Accrued contract labor and related expenses	93,551	(124,857)
Long-term receivable contracts	1,321	85,202
Other current liabilities	32,853	(64,668)
Unearned revenue	(7,244)	(60,064)
Net cash provided by operating activities	757,252	486,069

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, equipment and intangible assets	(132,724)	(32,499)
Acquisition of software	(190,879)	(44,950)
Net cash used by investing activities	(323,603)	(77,449)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable, related party	(25,000)	(75,000)
Treasury stock	(25,000)	-
Payments on line of credit payable	-	(57,072)
Proceeds from term loan	250,000	-
Payments on long-term debt	(46,757)	(25,693)
Payments on long-term liabilities	(29,943)	(21,242)
Net cash provided (used) by financing activities	123,300	(179,007)

Net increase (decrease) in cash	556,949	229,613

Cash at beginning of period	132,391	80,331

Cash at end of period	$689,340	$309,944

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$14,244	$28,196
Income taxes paid	$-	$-

NON-CASH TRANSACTIONS:
Options issued as compensation	$23,064	$10,268

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS
	September 30,	September 30,
	2008	2007
ASSETS

CURRENT ASSETS
Cash	$132,391	$80,331
Accounts and contracts receivable	972,151	1,157,418
Accounts and contracts receivable, Fluor Hanford	24,994	28,822
Prepaid expenses	185,793	120,073
Other current assets	138,214	186,534
TOTAL CURRENT ASSETS	1,453,543	1,573,178

PROPERTY, PLANT AND EQUIPMENT
Property and equipment	1,583,630	1,518,082
Less: Accumulated depreciation and amortization	(1,247,676)	(1,152,471)
TOTAL PROPERTY, PLANT AND EQUIPMENT	335,954	365,611

OTHER ASSETS
Software, net of amortization	1,229,722	1,328,424
Goodwill	375,000	375,000
Long-term contracts receivable	1,321	85,202
Deferred tax asset	665,596	838,433
TOTAL OTHER ASSETS	2,271,639	2,627,059

TOTAL ASSETS	$4,061,136	$4,565,848

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$120,807	$295,376
Line of credit payable	-	57,072
Accrued contract labor	100,933	221,374
Other current liabilities	46,811	114,667
Unearned revenue	100,518	118,654
Notes payable, related parties	25,000	350,000
Current portion of long-term liabilities	108,341	106,638
TOTAL CURRENT LIABILITIES	502,410	1,263,781

LONG-TERM LIABILITIES
Long-term debt	134,095	182,786
Other long-term liabilities	116,709	170,954
TOTAL LONG-TERM LIABILITIES	250,804	353,740

TOTAL LIABILITIES	753,214	1,617,521

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized, 13,372,165 and 13,372,203 shares issued and outstanding, respectively	1,337	1,337
Additional paid-in capital	4,408,564	4,384,475
Accumulated deficit	(1,101,979)	(1,437,485)
TOTAL STOCKHOLDERS' EQUITY	3,307,922	2,948,327

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,061,136	$4,565,848

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
	September 30,	September 30,
	2008	2007

REVENUES
Training subscriptions	$2,614,766	$2,516,291
Training subscriptions, Fluor Hanford	554,197	569,456
Custom products and services	1,950,477	2,463,483
Custom products and services, Fluor Hanford	107,796	506,972
	5,227,236	6,056,202

COST OF REVENUES
Training subscriptions	902,989	672,740
Custom products and services	1,283,002	1,766,757
	2,185,991	2,439,497

GROSS PROFIT	3,041,245	3,616,705

EXPENSES
Marketing and related labor expenses	1,275,948	1,401,739
Bad debt expense	14,799	12,426
Reseller commissions	382,897	394,711
Depreciation and amortization	100,315	738,769
Wages and contract labor	382,101	896,969
Other operating expenses	345,329	1,100,695
TOTAL OPERATING EXPENSES	2,501,389	4,545,309

INCOME (LOSS) FROM OPERATIONS	539,856	(928,604)

OTHER INCOME (EXPENSE)
Gain <loss> on sale of equipment and intangible assets	100	(1,733)
Other miscellaneous income	175	-
Interest income	4,099	1,307
Interest expense	(35,887)	(49,105)
TOTAL OTHER INCOME (EXPENSE)	(31,513)	(49,531)

INCOME (LOSS) BEFORE INCOME TAXES	508,343	(978,135)

INCOME TAX BENEFIT (EXPENSE)	(172,837)	332,566

NET INCOME (LOSS)	$335,506	$(645,569)

BASIC AND DILUTED NET LOSS PER SHARE	$0.03	$(0.05)

BASIC AND DILUTED
WEIGHTED AVERAGE NUMBER OF SHARES	13,372,165	13,261,938

VIVID LEARNING SYSTEMS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

			ADDITIONAL
	COMMON STOCK		PAID-IN	ACCUMULATED
	Shares	Amount	CAPITAL	DEFICIT	TOTAL

Balance, September 30, 2006	12,030,674	$1,203	$3,673,311	$(791,916)	$2,882,598

Common stock issued in exchange for elimination of inter-company debt	1,341,404	134	670,568	-	670,702

Common stock issued for exercise of options at $0.25 per share	125	-	31	-	31

Options issued as compensation	-	-	40,565	-	40,565

Net Income (Loss) for the year ended September 30, 2007	-	-	-	(645,569)	(645,569)

Balance, September 30, 2007	13,372,203	1,337	4,384,475	(1,437,485)	2,948,327

Options issued as compensation			24,089		24,089

Miscellaneous stock adjustments	(38)				-

Net Income for the year ended September 30, 2008				335,506	335,506

Balance, September 30, 2008	13,372,165	$1,337	$4,408,564	$(1,101,979)	$3,307,922

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	September 30,	September 30,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$335,506	$(645,569)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	100,315	738,769
Amortization of capitalized software	266,073	276,351
Bad debt expenses	14,799	12,426
Loss (gain) on sale of assets	(100)	1,733
Changes in deferred tax assets and liabilities	172,837	(332,566)
Options issued for compensation	24,089	40,565
Changes in assets and liabilities:
Accounts and contracts receivable	174,296	(247,493)
Prepaid expenses	(65,720)	24,626
Other current assets	48,320	37,842
Accounts payable	(174,569)	174,137
Accrued payroll and related expenses	(120,441)	(106,343)
Long-term receivable contracts	83,881	159,173
Other current liabilities	(67,856)	47,764
Unearned revenue	(18,136)	98,299
Net cash provided (used) by operating activities	773,294	279,714

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, equipment and intangible assets	(70,558)	(53,720)
Acquisition of software	(167,371)	(131,237)
Net cash used by investing activities	(237,929)	(184,957)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised for common stock	-	31
Payments on notes payable, related party	(325,000)	(164,344)
Payments on long-term debt	(52,120)	(49,274)
Proceeds from line of credit	-	57,072
Payments on line of credit payable	(57,072)	-
Payments on other long-term liabilities	(49,113)	(24,556)
Net cash provided (used) by financing activities	(483,305)	(181,071)

Net increase (decrease) in cash	52,060	(86,314)

Cash at beginning of period	80,331	166,645

Cash at end of period	$132,391	$80,331

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$35,887	$49,105
Income taxes paid	$-	$-

NON-CASH TRANSACTIONS:
Common stock issued for related party debt	$-	$670,702
Acquisition of fixed assets via capital leases	$-	$124,944
Options issued as compensation	$24,089	$40,565

(b)           Pro Forma Information. Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated Or Used

(a)           Solicitations or Recommendations. Not applicable.

(b)           Employees and Corporate Assets. Not applicable.

Item 15.  Additional Information

(a)           Other Material Information.

Reservation of Rights

The Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

The Board presently believes that the Reverse/Forward Stock Split is in the best interests of the Company, our shareholders being cashed out pursuant to the Reverse/Forward Stock Split and our shareholders who will retain an equity interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split, and thus voted for the proposed Articles of Amendment. Nonetheless, the Board believes that it is prudent to recognize that, between the date of this Information Statement and the date that the Reverse/Forward Stock Split will become effective, factual circumstances could possibly change such that it might not be appropriate or desirable to effect the Reverse/Forward Stock Split at that time or on the terms currently proposed. Such factual circumstances could include a superior offer to our shareholders, a material change in our business or litigation affecting our ability to proceed with the Reverse/Forward Stock Split. If the Board decides to withdraw or modify the Reverse/Forward Stock Split, the Board will notify the shareholders of such decision promptly in accordance with applicable rules and regulations.

Item 16.  Exhibits.

(a)           Disclosure materials:  The Information Statement contained herein, the Letter to Shareholders and the Letter of Transmittal in Appendix C and Appendix D, respectively.

(b)           Loan agreements: None..

(c)	Report, opinion, or appraisal: None.

(d)	Documents setting forth terms referenced in Item 1005(e) or Item 1011(a)(1) of Regulation M-A: None,

(e)           Not applicable.

(f)	Statement of appraisal rights and procedures: Appendix B, Dissenters’ Rights Under the Washington Business Corporation Act.

(g)           Oral solicitation materials: None.

(h)           Not applicable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Sections 23B.08.510 and 23B.08.570 of the Washington Business Corporation Act, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our Articles of Incorporation provides that we will indemnify and hold harmless our directors, officers, employees and other agents to the fullest extent permitted by the Washington Business Corporation Act.

In addition, our Articles of Incorporation provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the Washington Business Corporation Act. The provision also does not affect a director’s responsibilities under any other law, such as the federal or state securities or environmental laws.

There is no pending litigation or proceeding involving a director, officer, employee or other agent of ours as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents that we filed with the Commission, File No. 333-116255, are incorporated by reference in this Information Statement, except for any discussion therein of the “safe harbor” protections for forward-looking statements provided under The Private Securities Litigation Reform Act of 1995: (i) the Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008; and (ii) the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

All documents and reports that we filed with the Commission under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Information Statement are not incorporated by reference into this Information Statement. New material information, if any, will be provided in an amended Information Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained herein (or in any other subsequently filed documents which also is deemed to be incorporated by reference herein) modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Statement.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance with the Exchange Act file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, these reports, proxy statements and other information are available from the EDGAR filings obtained through the Commission’s Internet Website (http://www.sec.gov).

This Information Statement is dated August _____, 2009, and was first mailed to shareholders on or about August _____, 2009.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

VIVID LEARNING SYSTEMS, INC.

By:	/s/ Matthew J. Hammer
Matthew J. Hammer
President and Chief Executive Officer

Dated:  August 6, 2009

EXHIBIT INDEX

Exhibit No.	Description

Annex A-1	Articles of Amendment to Articles of Incorporation (reverse split)
Annex A-2	Articles of Amendment to Articles of Incorporation (forward split)
Annex B	Dissenters’ Rights Under the Washington Business Corporation Act
Annex C	Letter to Shareholders
Annex D	Letter of Transmittal

ANNEX A-1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VIVID LEARNING SYSTEMS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Articles of Incorporation:

1.           The name of the corporation is: VIVID LEARNING SYSTEMS, INC.

2.           The text of the amendment as adopted is as follows:

Article 5.1 of the articles is hereby amended by deleting Section A in its entirety and replacing it with the following:

A.           Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred and five  million (205,000,000), of which two hundred million (200,000,000) shares shall be Common Stock (“Common Stock”), no par value, and five million (5,000,000) shall be preferred stock (the “Preferred Stock”), no par value. Upon the effectiveness (the “Effective Time”) of the Articles of Amendment to the Articles of Incorporation adding this sentence, each one thousand (1,000) issued shares of Common Stock, par value $.00001 per share, shall be combined and reclassified into one (1) fully-paid and nonassessable share of Common Stock, no par value, of the Corporation; provided, however, that in lieu of any fractional interests in shares of Common Stock to which any shareholder who would be entitled only to receive such fractional interest would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such shareholder), the Corporation shall pay in cash for such fractional interest $0.60 per share held by such shareholder immediately prior to the Effective Time.

3.           The date of adoption of the above amendment was: July 23, 2009.

4.           The amendment was adopted by the board of directors of the Corporation without shareholder action in accordance with the provisions of RCW 23B.10.020. Shareholder action was not required.

5.           These Articles of Amendment will be effective upon filing.

DATED:  _______________, 2009.

/s/ Matthew J. Hammer
Matthew J. Hammer
President and Chief Executive Officer

ANNEX A-2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VIVID LEARNING SYSTEMS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Articles of Incorporation:

1.           The name of the corporation is: VIVID LEARNING SYSTEMS, INC.

2.           The text of the amendment as adopted is as follows:

Article 5.1 of the articles is hereby amended by deleting Section A in its entirety and replacing it with the following:

A.           Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred five million (205,000,000), of which two hundred million (200,000,000) shares shall be Common Stock (“Common Stock”), no par value and five million (5,000,000) shall be preferred stock (the “Preferred Stock”), no par value. Upon the effectiveness (the “Effective Time”) of the Articles of Amendment to the Articles of Incorporation adding this sentence, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (which shall include each fractional share in excess of one (1) share held by any shareholder), shall be subdivided and reclassified into one thousand (1,000) fully-paid and nonassessable shares of Common Stock (or, with respect to such fractional shares and interests, such lesser number of shares and fractional shares or interests as may be applicable based upon such one thousand-to-one (1,000-to-1) ratio).

3.           The date of adoption of the above amendment was: July 23, 2009.

4.           The amendment was adopted by the board of directors of the Corporation without shareholder action in accordance with the provisions of RCW 23B.10.020. Shareholder action was not required.

5.           These Articles of Amendment will be effective upon filing.

DATED:  _______________, 2009.

/s/ Matthew J. Hammer
Matthew J. Hammer
President and Chief Executive Officer

ANNEX B

DISSENTERS’ RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT

Chapter 13 of the Washington Business Corporation Act

RCW 23B.13.010  Definitions. As used in this chapter:

(1)           “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)           “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3)           “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)           “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)           “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)           “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)           “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020  Right to dissent.

(1)           A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

 (a)           Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

 (b)           Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

 (c)           Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

 (d)           An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

 (e)           Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)           A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)           The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

 (a)           The proposed corporate action is abandoned or rescinded;

 (b)           A court having jurisdiction permanently enjoins or sets aside the corporate action; or

 (c)           The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030  Dissent by nominees and beneficial owners.

(1)           A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)           A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

 (a)           The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

 (b)           The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200  Notice of dissenters’ rights.

(1)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)           If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210  Notice of intent to demand payment.

(1)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2)           A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220  Dissenters’ rights—Notice.

(1)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2)           The notice must be sent within ten days after the effective date of the corporate action, and must:

 (a)           State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

 (b)           Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

 (c)           Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

 (d)           Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

 (e)           Be accompanied by a copy of this chapter.

RCW 23B.13.230  Duty to demand payment.

(1)           A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)           The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)           A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240  Share restrictions.

(1)           The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)           The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250  Payment.

(1)           Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)           The payment must be accompanied by:

 (a)           The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

 (b)           An explanation of how the corporation estimated the fair value of the shares;

 (c)           An explanation of how the interest was calculated;

 (d)           A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

 (e)           A copy of this chapter.

RCW 23B.13.260  Failure to take action.

(1)           If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)           If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270  After-acquired shares.

(1)           A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)           To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280  Procedure if shareholder dissatisfied with payment or offer.

(1)           A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

 (a)           The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

 (b)           The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

 (c)           The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)           A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300  Court action.

(1)           If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)           The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)           The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)           The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)           The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)           Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310  Court costs and counsel fees.

(1)           The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)           The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

 (a)           Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

 (b)           Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)           If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C

LETTER TO SHAREHOLDERS

[VIVID LEARNING SYSTEMS LETTERHEAD]

August _____, 2009

[Name/Address]

Dear Shareholder:

SUBJECT: Forward/Reverse Stock Split and Going Private Transaction

Please be advised that the Board of Directors unanimously adopted resolutions to amend the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s no par value common stock, followed immediately by forward stock split of the common stock as of the close of business on August 10, 2009 (the “Record Date”).

The resolutions adopted by the Board give us the authority to file Articles of Amendment to the Articles of Incorporation. We expect the Articles of Amendment will be filed with the Secretary of State of the State of Washington on or after August 27, 2009 and will become effective immediately thereafter. As a result of the reverse/forward stock split as described in the enclosed Information Statement, shareholders owning fewer than 1,000 shares of our Common Stock (of which you are one according to our records) will be cashed out at a price of $0.60 per share and the holdings of all other shareholders will remain unchanged.

The intended effect of the reverse/forward stock split is to reduce the number of holders of our shares of Common Stock is fewer than 300 so that we will be able to terminate the public registration of the Common Stock under the Securities and Exchange Act of 1934. Immediately after the transaction is completed, we will file to deregister our Common Stock with the Securities and Exchange Commission and to terminate the listing of shares of our Common Stock on the OTC Bulletin Board. We will then no longer be required to file periodic reports with the SEC.

NO SHAREHOLDER VOTE, CONSENT OR APPROVAL OF THE TRANSACTION IS REQUIRED UNDER WASHINGTON LAW.

We have included with this letter, for all shareholders of stock certificates representing shares to receive cash payments, a Letter of Transmittal for you to complete, sign and deliver with your common stock certificates to the exchange agent, Continental Stock Transfer & Trust Company. Note that if you want your payment made to someone else, a Medallion Signature Guarantee is required by the exchange agent, so unless your shares are held in “street name” with your broker or other nominee, you will need to go to a bank or other financial institution to guarantee that your signature is genuine. Upon proper completion and execution of the Letter of Transmittal and the return of the Letter of Transmittal to the Company and your stock certificate(s) to the exchange agent, the Company will issue a check to you in payment for your stock.

The primary purpose of the transaction is to reduce the number of recordholders of our common stock to fewer than 300, so that we can terminate the registration of our common stock pursuant to the Securities and Exchange Act. The transaction is expected to result in the elimination of the expenses related to our disclosure and reporting requirements under the Act and to decrease the administrative expense we incur in servicing a large number of record shareholders who own relatively small numbers of our shares. The Board believes that any material benefit derived from continued registration under the Act is outweighed by the costs, which are estimated at $100,000 annually, and which are expected to continue to increase as a result of recent and proposed legislation. Therefore, the board believes that it is in our best interests and in the best interests of our shareholders to eliminate the administrative, financial and additional common burdens associated with being a public company.

We plan to mail the information statement on or about August 27, 2009, to our shareholders of record on our record date, who according to our records and those of the Exchange Agent, hold less than 1,000 shares of our outstanding common stock.

If you have any questions about the transaction or are having difficulty locating your stock certificates, you should contact the Exchange Agent at ____________________. You may also contact _________________________ at the Company at ___________________.

Thank you for your support of the Company.

Very truly yours,

Matthew J. Hammer
President and Chief Executive Officer

ANNEX D

LETTER OF TRANSMITTAL
To Accompany Certificates Formerly Representing
Shares of Common Stock of

VIVID LEARNING SYSTEMS, INC.
(Reverse Split Ratio 1:1,000)

DESCRIPTION OF SURRENDERED CERTIFICATES

Names(s) and Address(es) of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	Certificate(s) Surrendered (Attach additional list if necessary)
	Certificate Number(s) ____________ ____________ ____________ ____________ Total number of shares:	Total Number of Shares Represented By Certificate(s) _______________________ _______________________ _______________________ _______________________
☐           If any certificate(s) representing shares of stock that you own have been lost or destroyed, check this box and see Instruction 9.  Please fill out the remainder of this Letter of Transmittal and indicate here the number of shares of stock represented by the lost or destroyed certificates.  _________ (Number of Shares)
SPECIAL PAYMENT/ISSUANCE INSTRUCTIONS (See Instructions 1, 4, 5 and 6)	SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 4 and 6)

To be completed ONLY if the check and/or new shares for surrendered Certificates is to be issued in the name of someone other than the undersigned.	To be completed ONLY if the check and/or new shares for surrendered Certificates is to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

Issue check to:	Deliver check to:

Name:	Name:
(Please Print)	(Please Print)

Address:	Address:

;
(Include Zip Code)	(Include Zip Code)

(Tax Identification or Social Security No.)

IMPORTANT — STOCKHOLDERS SIGN HERE
(U.S. Holders Also Please Complete Substitute Form W-9 Below)
(Non-U.S. Holders Please Obtain and Complete Form W-8BEN or Other Form W-8)

(Must be signed by former registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) as evidenced by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.)

Name(s):

Area Code and Telephone Number:

Dated:                                       , 2009

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 4)
Complete ONLY if required by Instruction 1.

FOR USE BY FINANCIAL INSTITUTION ONLY.
PLACE MEDALLION GUARANTEE IN SPACE BELOW.

Firm:
By:
Title:
Address:

TO BE COMPLETED BY ALL SURRENDERING U.S. HOLDERS
(See Instruction 7)

PAYER: CONTINENTAL STOCK TRANSFER & TRUST COMPANY
SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number (TIN) And Certification	Name:

Address:

Check appropriate box: Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other (specify) ☐ Exempt from Backup Withholding ☐
Part I.  Please provide your taxpayer identification number in the space at right.  If awaiting TIN, write "Applied For" in space at right and complete the Certificate of Awaiting Taxpayer Identification Number below.
SSN: OR EIN:
Part II. For Payees exempt from backup withholding, see the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” and complete as instructed therein.
Part III.  Certification

Under penalties of perjury, I certify that:

(1)       The number shown on this form is my correct Taxpayer Identification Number (or, as indicated, I am waiting for a number to be issued to me):

(2)       I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)       I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Signature:                                                     Date:                                , 200

You must complete the following certificate if you wrote “applied for” in part I of this substitute form W-9
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me hereafter will be subject to backup withholding tax until I provide a properly certified taxpayer identification number within 60 days of the date of this Substitute Form W-9.

Signature:                                                                                                 Date: